September 7, 2018

William F. Gifford, Jr.
Chief Financial Officer
Altria Group, Inc.
6601 West Broad Street
Richmond, Virginia 23230

       Re: Altria Group, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Form 8-K furnished July 26, 2018
           File No. 001-08940

Dear Mr. Gifford:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Expense (Income), Net Excluded from Adjusted Diluted EPS, page 16

1. We note your discussion that adjusted diluted EPS for 2018 cannot be reconciled due to the highly variable nature of the forecast. However, we note from page 16 that you do disclose all amounts excluded from adjusted diluted EPS for 2017. Given your presentation of amounts excluded from adjusted diluted EPS, a non-GAAP measure, please revise to incorporate all disclosures required by Item 10(e) of Regulation S-K with regards to this measure for fiscal 2017 including a reconciliation to the most directly comparable GAAP measure (diluted EPS).
 William F. Gifford, Jr.
Altria Group, Inc.
September 7, 2018
Page 2
Form 8-K furnished July 26, 2018

Exhibit 99.1, page 1

2. We note your first statement concerning adjusted diluted EPS growth in the second quarter of 2018. In accordance with Item 100(A)(1) of Regulation G, please revise to balance your disclosure of growth in adjusted diluted EPS with the growth in the most comparable GAAP number, diluted EPS.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379
with any questions.



FirstName LastNameWilliam F. Gifford, Jr.                    Sincerely,
Comapany NameAltria Group, Inc.
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FirstName LastName